

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2022

Grigorios Siokas
Chief Executive Officer
Cosmos Holdings Inc.
141 West Jackson Blvd, Suite 4236
Chicago, IL 60604

> **Re: Cosmos Holdings Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed on November 7, 2022**
> **File No. 333-267550**

Dear Grigorios Siokas:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-3

General

1.   Please file a legal opinion that covers the $50 million in common stock, preferred stock, warrants, units and subscription rights being registered as part of the shelf transaction pursuant to the base prospectus. Also file a legal opinion that covers the $50 million in common stock being registered as part of the Sales Agreement transaction pursuant to the Sales Agreement prospectus.

2.   Revise the filing fee table to cover the $50 million in securities being offered in the shelf offering and the $50 million in securities being offered in the Sales Agreement offering.

3.   Revise your filing, including on pages 1 and S-1, to clarify, if true, that the 21,297,788

shares of common stock that you anticipate offering in the near-term are being offered pursuant to the Sales Agreement.

 Please contact Janice Adeloye at 202-551-3034 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services